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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

August 17, 2017

VIA EDGAR
==========
Sumeera Younis
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:
Spinnaker ETF Trust (the "Trust"), with respect to Fieldstone Merlin Dynamic Large Cap Growth ETF ("Large Cap Growth ETF"), Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF ("Fixed Income ETF") and Fieldstone UVA Dividend Value ETF ("Dividend Value ETF") (each a "Fund" and collectively, the "Funds")

File Nos. 333-215942 and 811-22398

Dear Ms. Younis,
This letter is being filed to respond to the comments received from you on August 17, 2017, regarding the Trust's Pre-Effective Amendment ("PEA") No. 4 filed on August 16, 2017 on Form N-1A.
Set forth below is a summary of the comments received by the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") and the response of the Trust to each such comment. These responses will be reflected, to the extent applicable, in a PEA to the Trust's registration statement. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust's registration statement.
1.	Comment. With respect to prior comment 5 please remove any remaining references to", but may at any given time invest in other sectors or none of these sectors.
Response.  The referenced disclosure has been moved.
2.	Comment. With respect to prior comment 7, please confirm that the portfolio managers will begin providing services in August 2017.

Response.  The Registrant confirms that the portfolio managers will being providing services to the Funds in August 2017.
* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis